UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GasLog Partners LP

File No. 333-198133 - CF#31511
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GasLog Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on August 14, 2014, as amended.

Based on representations by GasLog Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through April 10, 2020
Exhibit 10.24	through April 10, 2020
Exhibit 10.25	through April 10, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary